PW



10032602

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
NOV 24 2010
Washington, DC
110

SEC FILE NUMBER
8- 24323

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **OCTOBER 1, 2009** (MM/DD/YY) AND ENDING **SEPTEMBER 30, 2010** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **FCC INVESTMENTS, INC.** #10333

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2829 WESTOWN PARKWAY – SUITE 100
(No. and Street)

WEST DES MOINES	IOWA	50266
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID A. BOLTE, PRESIDENT — 515-223-3797
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1000 WALNUT STREET	KANSAS CITY	MISSOURI	64106
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID A. BOLTE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FCC INVESTMENTS, INC., as of SEPTEMBER 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MINDI J SLAYBAUGH
NOTARIAL SEAL - IOWA
COMMISSION NO. 743198
MY COMMISSION EXPIRES 10/3/12

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
FCC Investments, Inc.:

We have audited the accompanying statement of financial condition of FCC Investments, Inc. (the Company) (a wholly owned subsidiary of FCStone Group, Inc.) as of September 30, 2010, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FCC Investments, Inc. as of September 30, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Kansas City, Missouri
November 19, 2010

FCC INVESTMENTS, INC.
(A Wholly Owned Subsidiary of FCStone Group, Inc.)

Statement of Financial Condition

September 30, 2010

Assets		
Cash and cash equivalents	$	108,654
U.S. Treasury bills, held to maturity		274,970
Service fees receivable – Federated Securities Corporation		1,953
Prepaid expenses		1,926
	$	387,503
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable – affiliates (note 3)	$	5,895
Total liabilities		5,895
Stockholder's equity (note 4):		
Common stock, $1.00 par value; 5,000 shares authorized, 1,000 shares issued and outstanding		1,000
Additional paid-in capital		226,147
Retained earnings		154,461
Total stockholder's equity		381,608
	$	387,503

See accompanying notes to financial statements.

FCC INVESTMENTS, INC.

(A Wholly Owned Subsidiary of FCStone Group, Inc.)

Statement of Operations

Year ended September 30, 2010

Revenues:		
Service fees – Federated Securities Corporation	$	22,561
Interest income		150
Total revenues		22,711
Expenses:		
Professional fees		6,832
Regulatory fees and dues		13,976
Overhead charge – affiliate (note 3)		4,200
Other		989
Total expenses		25,997
Loss before income tax benefit		(3,286)
Income tax benefit (note 2)		(1,221)
Net loss	$	(2,065)

See accompanying notes to financial statements.

FCC INVESTMENTS, INC.
(A Wholly Owned Subsidiary of FCStone Group, Inc.)

Statement of Changes in Stockholder's Equity

Year ended September 30, 2010

		Common stock	Additional paid-in capital	Retained earnings	Total
Balance at October 1, 2009	$	1,000	226,147	156,526	383,673
Net loss		—	—	(2,065)	(2,065)
Balance at September 30, 2010	$	1,000	226,147	154,461	381,608

See accompanying notes to financial statements.

FCC INVESTMENTS, INC.
(A Wholly Owned Subsidiary of FCStone Group, Inc.)

Statement of Cash Flows

Year ended September 30, 2010

Cash flows from operating activities:		
Net loss	$	(2,065)
Adjustments to reconcile net loss to net cash used in operating activities:		
Accretion of discount on U.S. Treasury bills		(143)
Decrease in service fees receivable – Federated Securities Corporation		2,564
Increase in prepaid expenses		(1,926)
Decrease in accounts payable – affiliates		(12,888)
Decrease in accrued expenses		(2,730)
Net cash used in operating activities		(17,188)
Cash flows from investing activities:		
Proceeds from maturity of U.S. Treasury bills		825,000
Purchase of U.S. Treasury bills		(1,099,827)
Net cash used in investing activities		(274,827)
Net cash provided by financing activities		—
Net decrease in cash and cash equivalents		(292,015)
Cash and cash equivalents at beginning of year		400,669
Cash and cash equivalents at end of year	$	108,654
Supplemental disclosure of cash flows information:		
Cash paid to Parent during the year for income taxes	$	8,987

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) General

FCC Investments, Inc. (the Company) is wholly owned by FCStone Group, Inc. (the Parent) and is registered as a broker/dealer in securities under the Securities Exchange Act of 1934. On September 30, 2009, the Parent completed a merger with International Assets Holding Corporation. The merger did not have a significant impact on the operations of the Company or its transactions with affiliates.

The Company's primary operations consist of investing customer funds in short-term securities under the terms of a dealer agreement with Federated Securities Corporation (Federated), Pittsburgh, Pennsylvania. Specifically, the Company is investing these funds in shares of the Federated Money Market Instruments Trust (the Trust), a no-load, open-end money market fund. The Company enters into agreements with customers of FCStone, LLC, an affiliate (FCStone), authorizing the Company to automatically invest any excess margin funds held by FCStone in customers' commodity accounts in shares of the Trust, and to redeem such shares as necessary to cover any margin calls in customer commodity accounts. Accordingly, the Company is dependent on the ongoing financial and operating support of the Parent and FCStone in conducting its business.

(b) Cash Equivalents

Cash equivalents consist of money market funds and short-term interest-bearing deposit accounts. Money market funds are stated at cost plus accrued interest, which approximates fair value and totaled $100,007 at September 30, 2010. The Company does not believe that it is exposed to significant market or credit risk on cash equivalents.

(c) U.S. Treasury Bills, Held to Maturity

The Company has the positive intent and ability to hold its investment in U.S. Treasury bills until maturity. These investments are purchased at a discount from par with a maturity of less than 90 days at purchase. Accordingly, they are reported at amortized cost, which approximates fair value due to their short-term nature. Securities transactions are recorded on a trade date, as if they had settled. Premium or discount on the purchase of U.S. Treasury securities is accreted to income on a straight-line basis, which approximates the effective interest method. Interest is recorded as earned.

(d) Revenue

The Company receives service fees from Federated based upon the balance of the fund, which are accrued on a monthly basis as earned. No charges are made to participating customers of FCStone.

(e) Income Taxes

The results of the Company's operations are included in the U.S. federal income tax return of the Parent. Income taxes are allocated to the Company using the separate-return method. Income taxes receivable of $1,475 is included as a component of accounts payable – affiliates at September 30, 2010.

(Continued)

(f) ***Use of Estimates***

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(g) ***New Accounting Principles***

In January 2010, new guidance was issued to require new disclosures and clarify existing disclosure requirements about fair value measurements as set forth in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820-10, *Fair Value Measurements and Disclosures – Overall.* The guidance requires that a reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and in the reconciliation for fair value measurements using significant unobservable inputs, a reporting entity should present separately information about purchases, sales, issuances, and settlements. In addition, the guidance clarifies that for purposes of reporting fair value measurement for each class of assets and liabilities, a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities; and a reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This guidance is effective for the Company as of the fiscal year ended September 30, 2010 except for the detailed Level 3 rollforward disclosure, which is effective for fiscal years beginning after December 15, 2010. The adoption of this guidance did not have a material impact on the Company's disclosures in its financial statements.

(h) ***Subsequent Events***

Management has evaluated and disclosed events and transactions through November 19, 2010, which is the date the financial statements were issued, for potential recognition or disclosure herein and has determined that no additional disclosures or adjustments are required.

(Continued)

(2) Income Taxes

Income tax benefit for the year ended September 30, 2010 is as follows:

		Federal	State and local	Total
Current	$	1,112	109	1,221
	$	1,112	109	1,221

Income tax expense differs from the amounts computed by applying the U.S. federal income tax rate of 35% to income taxes as a result of the following:

Computed "expected" income tax expense	$	1,150
State and local income taxes, net of federal income tax benefit		71
	$	1,221

There were no temporary differences giving rise to deferred tax assets or liabilities at September 30, 2010.

(3) Transactions with Affiliates

The Company obtains office facilities and services, which are recognized through an overhead charge of $4,200 billed by FCStone during 2010. The Company is also allocated a portion of professional services obtained through service agreements with FCStone. These charges, which are considered a reasonable estimation of the cost of services provided, represent an allocation of the costs incurred by FCStone to provide such services and are accounted for in accordance with agreements among these parties. There can be no assurance that such transactions would have occurred under the same terms and conditions with an unrelated party.

(4) Net Capital Requirements

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (Rule 15c3-1).

As a broker/dealer for customers, the Company is required to maintain "net capital" of $250,000 as defined in Rule 15c3-1. At September 30, 2010, the Company's net capital was $375,556.

FCC INVESTMENTS, INC.

(A Wholly Owned Subsidiary of FCStone Group, Inc.)

Computation of Net Capital under Rule 15c3-1*

September 30, 2010

Aggregate indebtedness:		
Accounts payable – affiliates	$	5,895
Total aggregate indebtedness	$	5,895
Net capital:		
Stockholder's equity per statement of financial condition	$	381,608
Deduct nonallowable assets		6,052
Net capital	$	375,556
Minimum net capital	$	250,000
Percentage of aggregate indebtedness to net capital		1.57%

* There are no material differences from the Company's computation of net capital as reported on the unaudited Form X-17A-5, Part IIA, as of September 30, 2010. As such, a reconciliation is not required pursuant to Rule 17a-5(d)(4).

See accompanying independent auditors' report.

Schedule 2

FCC INVESTMENTS, INC.

(A Wholly Owned Subsidiary of FCStone Group, Inc.)

Determination of Reserve Requirements under Rule 15c3-3

September 30, 2010

The Company has elected the exemption under Rule 15c3-3(k)(1) of the Securities and Exchange Commission, which requires that the Company, as a broker/dealer, limit transactions to the purchase, sale, and redemption of registered investment companies or of interests or participations in an insurance company separate account. At September 30, 2010, the Company had no required reserve deposit.

See accompanying independent auditors' report.

FCC INVESTMENTS, INC.

(A Wholly Owned Subsidiary of FCStone Group, Inc.)

Information for Possession or Control Requirements under Rule 15c3-3

September 30, 2010

	Fair value	**Number of items**
Customers' fully paid and excess-margin securities not in the Company's possession or control as of September 30, 2010, for which instructions to reduce to possession or control had been issued as of September 30, 2010, for which the required action was not taken within the timeframes specified under Rule 15c3-3	None	None
Customers' fully paid securities and excess-margin securities, for which instructions to reduce to possession or control had not been issued as of September 30, 2010, excluding items arising from "temporary lags, which result from normal business operations" as permitted under Rule 15c3-3	None	None

See accompanying independent auditors' report.



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

The Board of Directors
FCC Investments, Inc.:

In planning and performing our audit of the financial statements of FCC Investments, Inc. (the Company) as of and for the year ended September 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Kansas City, Missouri
November 19, 2010



FCC INVESTMENTS, INC.

(A Wholly Owned Subsidiary of FCStone Group, Inc.)

Financial Statements and Schedules

September 30, 2010

(With Independent Auditors' Report Thereon)